UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CVRx, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

126638105

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126638105	13G

1.	NAMES OF REPORTING PERSONS Vensana Capital I GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,461,831 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,461,831 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,461,831 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All such shares are held of record by Vensana I (as defined in Item 2(a) below). Vensana GP I (as defined in Item 2(a) below) is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 20,351,779 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 8, 2021 (the “Form 10-Q”).

CUSIP No. 126638105	13G

1.	NAMES OF REPORTING PERSONS Vensana Capital I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,461,831 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,461,831 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,461,831 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All such shares are held of record by Vensana I. Vensana GP I is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 20,351,779 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 126638105	13G

1.	NAMES OF REPORTING PERSONS Kirk Nielsen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,461,831 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,461,831 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,461,831 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by Vensana I. Vensana GP I is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 20,351,779 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 126638105	13G

1.	NAMES OF REPORTING PERSONS Peter Justin Klein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,461,831 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,461,831 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,461,831 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.2% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All such shares are held of record by Vensana I. Vensana GP I is the general partner of Vensana I and may be deemed to have voting, investment and dispositive power with respect to these securities. Kirk Nielsen and Peter Justin Klein are the managing directors of Vensana GP I and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 20,351,779 shares of Common Stock outstanding as of November 8, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 126638105	13G

Item 1(a).	Name of Issuer:

CVRx, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

9201 West Broadway Avenue, Suite 650

Minneapolis, MN 55445

Item 2(a).	Name of Person Filing:

This joint statement on Schedule 13G is being filed by Vensana Capital I, L.P. (“Vensana I”), Vensana Capital I GP, LLC (“Vensana GP I” and together with Vensana I, the “Reporting Entities”) and Kirk Nielsen (“Nielsen”) and Peter Justin Klein (“Klein” and together with Nielsen, the “Managing Directors”). The Reporting Entities and the Managing Directors collectively are referred to as the “Reporting Persons”.

Item 2(b)	Address of Principal Business Office, or if None, Residence:

The address of the principal business office of each Reporting Person is 3601 W. 76th Street, Suite 20, Edina, Minnesota 55435.

Item 2(c).	Citizenship:

Vensana GP I is a limited liability company organized under the laws of the State of Delaware. Vensana I is a limited partnership organized under the laws of the State of Delaware. Each of the Managing Directors is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (“Common Stock”).

Item 2(e).	CUSIP Number:

126638105

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person. Vensana I is the record owner of the 1,461,831 shares of Common Stock (the “Vensana Shares”). As the general partner of Vensana I, Vensana GP I may be deemed to beneficially own the Vensana Shares. As the managing directors of Vensana GP I, each of the Managing Directors also may be deemed to beneficially own the Vensana Shares.

(b)	Percent of class:

See Row 11 of the cover page for each Reporting Person and the corresponding footnotes.*

        (c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person and the corresponding footnotes.*

(ii)	Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person and the corresponding footnotes.*

(iii)	Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person and the corresponding footnotes.*

(iv)	Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person and the corresponding footnotes.*

*	Except to the extent of his, her or its pecuniary interest therein, each Reporting Person disclaims beneficial ownership of such shares of Common Stock, except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreement of Vensana I and the limited liability company agreement of Vensana GP I, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of securities of the Issuer owned by each such entity of which they are a partner or member, as the case may be.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of the Group.

Not applicable.

Item 10.	Certifications.

Not Applicable

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

Exhibit 2 – Power of Attorney

CUSIP No. 92243G108	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

VENSANA CAPITAL I, L.P.

By: Vensana Capital I GP, LLC
Its: General Partner

By:	*
Kirk Nielsen
Its:	Managing Director

VENSANA CAPITAL I GP, LLC

By:	*
Kirk Nielsen
Its:	Managing Director

*
Kirk Nielsen

*
Peter Justin Klein

*By:	/s/ Steven Schwen
Name:	Steven Schwen
Attorney-in-Fact

[*This Schedule 13G was executed pursuant to a Power of Attorney. Note that a copy of the applicable Power of Attorney is included as an exhibit to this Schedule 13G.]